Inflection Point Acquisition Corp. III

167 Madison Avenue Suite 205 #1017

New York, New York 10016

April 22, 2025

VIA EDGAR

Ruairi Regan

David Link

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Inflection Point Acquisition Corp. III
Registration Statement on Form S-1
Filed November 25, 2024, as amended
File No. 333-283427

Dear Mr. Regan and Mr. Link:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Inflection Point Acquisition Corp. III respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on April 24, 2025, or as soon thereafter as practicable.

Please call Joel Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Chairman and Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP

[Signature Page to Acceleration Request]